

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2015

Via E-Mail
Winnie Wong
Chief Financial Officer
Avrupa Minerals Ltd.
Suite 410 – 325 Howe Street
Vancouver, British Columbia
Canada V6C 1Z7

> **Re: Avrupa Minerals Ltd.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed May 8, 2015**
> **File No. 000-54728**

Dear Ms. Wong:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

General

1. We understand that you file your condensed consolidated interim financial statements on SEDAR and also make them available on your website. Please furnish your Condensed Consolidated Interim Financial Statements for the period ended March 31, 2015 to comply with General Instruction B. of Form 6-K or tell us why you believe they are not required. Please also confirm that you will furnish your interim financial statements on Form 6-K in the future.

Item 18. Financial Statements, page 73

Consolidated Financial Statements, page 75

2. In future filings, please present three years of audited statements of operations, cash flows and changes in equity to comply with Item 8.A of Form 20-F or tell us why you

believe this guidance does not apply to you. Please also confirm that you will provide an audit report that covers the three years presented.

Independent Auditors' Report, page 77

3.   We note that the audit opinion of DeVisser Gray LLP uses going concern language "may cast significant doubt" which is inconsistent with paragraph 12 of AU Section 341. Please confirm that you will obtain and file a report from your auditor that complies with the Public Company Accounting Oversight Board standards regarding the description of your going concern uncertainties in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining